AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 19, 2000
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                          Under Section 14(d)(4) of the
                         Securities Exchange Act of 1934
                           ---------------------------

                          U.S. FRANCHISE SYSTEMS, INC.
                            (Name of Subject Company)

                          U.S. FRANCHISE SYSTEMS, INC.
                        (Name of Person Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    902956309
                      (CUSIP Number of Class of Securities)
                           ---------------------------

                            Stephen D. Aronson, Esq.
                  Vice President, General Counsel and Secretary
                          U.S. Franchise Systems, Inc.
                         13 Corporate Square, Suite 250
                             Atlanta, Georgia 30329

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person filing Statement)

                                 WITH A COPY TO:

                             Robert B. Schumer, Esq.
                             Paul D. Ginsberg, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
================================================================================

PRELIMINARY COMMUNICATIONS MADE BEFORE COMMENCEMENT OF A TENDER OFFER:

                       LOGO - U.S. FRANCHISE SYSTEMS, INC.
                                [GRAPHIC OMITTED]

Sept. 19, 2000

Dear USFS Franchisees:

Attached you will find a press release with details of the transaction with Pritzker family business interests that was released earlier today.

We believe that this is a very positive and forward step in our company's future, and confirms that our team will be in place to execute our philosophy as a fair franchisor for years to come. As cited in the release, interests of the Pritzker family of Chicago are seeking to acquire all outstanding USFS stock for $5 per share, subject to customary conditions. Documents are being filed with the SEC and the tender is expected to commence within the next 10 business days.

We strongly believe that this transaction is in the best interest of our company, franchisees and employees, and that our new relationship with the Pritzker family interests will provide us with powerful strategic and financial advantages. The transaction will not only help us focus our efforts on our core business for improved performance as we build USFS going forward, but align us with a strong ally to open up other opportunities as well.

According to the May 29, 2000 issue of BUSINESS TRAVEL NEWS, US Franchise Systems is now ranked the nation's 10th largest hotel company in terms of numbers of hotels. As a young company, we are proud of what USFS stands for and thank you again for your continuing support during what has been a long process. We look forward to many more successful years together!

Sincerely,

/s/ Mike                                     /s/ Steve

Mike Leven                                   Steve Romaniello
Chairman & Chief Executive Officer           President & Chief Operating Officer

enc.

                       LOGO - U.S. FRANCHISE SYSTEMS, INC.
                                [GRAPHIC OMITTED]

For more information, contact:
Barbara Wiener
Vice President, Corporate Communications
U.S. Franchise Systems, Inc.
(404) 235-7400
barbara.wiener@usfsi.com


          U.S. FRANCHISE SYSTEMS, INC. ACCEPTS OFFER TO BE ACQUIRED BY
             PRITZKER FAMILY BUSINESS INTERESTS FOR $5.00 PER SHARE

ATLANTA, September 19, 2000 - U.S. Franchise Systems, Inc. (NASDAQ: USFS) announced today that it had entered into a definitive agreement with interests of the Pritzker family of Chicago whereby those interests would seek to acquire all of the outstanding common stock of USFS for $5.00 per share, and in a related announcement, by mutual agreement between USFS and the acquiring entities, the termination of the previously announced Recapitalization Agreement. The Recapitalization Agreement had provided for USFS to self-tender for a portion of its outstanding shares and the Pritzker family business interests to acquire new convertible preferred stock of the company. The offer by Pritzker family business interests to acquire all outstanding shares of USFS would exclude shares already owned by Pritzker family business interests and a material portion of shares owned by the family of Michael A. Leven, USFS's CEO, who will become a shareholder of the acquiring entity upon completion of the offer. The acquisition agreement provides for the acquiring entity to commence a tender offer for any and all of the outstanding common stock of USFS at $5.00 per share and a subsequent merger between USFS and the purchaser in which non-tendering stockholders of USFS would receive the same price. Upon completion of that transaction, Pritzker family business interests, together with Mr. Leven and members of his family, and Steven Romaniello, President and Chief Operating Officer of the company who may acquire shares following the completion of the merger, will own all of the outstanding shares of the company which will no longer be publicly traded.

Mike Leven, CEO of USFS, commented "This is a win-win transaction for all concerned. It is an attractive offer for our shareholders, and will provide for our franchisees and our employees the continuation of USFS's distinctive approach to the lodging franchise business under the leadership of Steve Romaniello and me, with powerful strategic and financial advantages provided by the ownership and sponsorship of the Pritzker family business interests. This is good news for our shareholders, our franchisees and our employees."

Leven continued, "I'm appreciative of the efforts of our board of directors which devoted considerable time and effort to reach this point, after extensive review of the circumstances and strategic options available to the company. I'm pleased the board found both the form and terms of this transaction to be attractive and clearly in the best interests of our shareholders."

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

Doug Geoga, President of Hospitality Investment Fund, L.L.C., advisor to the acquiring entities, said "We are pleased to have reached this agreement that will provide a favorable outcome for the existing shareholders while allowing USFS, following the completion of those transactions, to pursue its business with an enhanced focus on the needs of its franchisees. We remain excited at the prospect of working closely with Mike Leven, Steve Romaniello and the dedicated employees of USFS."

It is expected that the tender offer will commence shortly. The consummation of the tender offer and the subsequent merger are subject to customary conditions, including the purchase by the acquirers in the tender of a sufficient number of shares such that they control a majority of the outstanding shares of the company, and expiration or termination of the waiting period under the Hart-Scott-Rodino Antiturst Improvement Acts of 1976.

USFS was advised in the transaction by Bank of America Securities LLC.

Atlanta-based U.S. Franchise Systems franchises Microtel Inns & Suites, a chain of all newly-constructed, budget hotels, Hawthorn Suites, a predominantly upscale extended-stay chain, and Best Inns & Suites, an economy/mid-priced chain. The company trades under the symbol USFS on the Nasdaq National Market.

Certain statements in this press release, including statements about the proposed acquisition agreement, constitute "forward-looking statements" within the meaning of the Private Securities Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including those factors in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and other reports and filings with the Securities and Exchange Commission. There can be no assurance that the transactions contemplated by the acquisition agreement, which is subject to numerous conditions, will be completed.

THE TENDER OFFER FOR THE OUTSTANDING SHARES OF U.S. FRANCHISE SYSTEMS, INC. CLASS A COMMON STOCK AND CLASS B COMMON STOCK DESCRIBED IN THIS ANNOUNCEMENT HAS NOT YET COMMENCED. AT THE TIME THE OFFER IS COMMENCED, THE OFFEROR WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SECURITIES AND EXCHANGE COMMISSION AND U.S. FRANCHISE SYSTEMS, INC. WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER ON SCHEDULE 14D-9. SECURITY HOLDERS SHOULD READ EACH OF THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT WHEN IT IS AVAILABLE BECAUSE EACH CONTAINS IMPORTANT INFORMATION. SECURITY HOLDERS CAN OBTAIN THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER FILED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV. OTHER FREE DOCUMENTS AVAILABLE AT SUCH WEBSITE INCLUDE U.S. FRANCHISE SYSTEMS, INC.'S PERIODIC REPORTS FILED UNDER THE SECURITIES EXCHANGE ACT OF 1934.

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